

Mail Stop 3720

August 31, 2010

VIA INTERNATIONAL MAIL AND FAX (519)-885-0848
Mr. Brian Bidulka
Chief Financial Officer
Research in Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

       RE: **Research in Motion Limited**
              Form 40-F for the fiscal year ended February 27, 2010, as Amended
              Filed April 2, 2010
              File No. 000-29898

Dear Mr. Bidulka:

       We have reviewed your response letter dated August 9, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended February 27, 2010, as Amended

Exhibit 1.2
 Audited Consolidated Financial Statements
4. Cash, Cash Equivalents and Investments, page 17
5. Fair Value Measurements, page 19

1. We note your response to comment one from our letter dated July 26, 2010. It remains unclear to us how investment grade securities, such as government-sponsored enterprise notes, non-U.S. treasury bills and notes, and most recently, corporate bonds, may be deemed cash equivalents that are "readily convertible to known amounts of cash." Please

explain to us in greater detail why you believe that you have the ability to liquidate these investments. More specifically, tell us the nature of the liquid markets that you could access to exchange these investments for cash and the manner of liquidation. Tell us how quickly the trades or liquidations have been or would be settled in cash. Are you required to wait until maturity to receive cash for any of the aforementioned investments? If sold prior to the maturity date, would there be any loss in the principal or would they sell at par value? Additionally, could these investments lose value if the credit rating of the issuer is downgraded prior to maturity?

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director